UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2012

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal
Crawley

West Sussex
RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards announces departure of COO

Crawley, West Sussex, United Kingdom, October 17, 2012 — Edwards Group Limited (NASDAQ: EVAC) (“Edwards”) announces that Ron Krisanda, Chief Operating Officer will leave Edwards at the end of November.

Ron Krisanda joined Edwards in 2009 and is a member of the executive management team. Ron was integral to the restructuring programme which saw the build-out of substantial facilities in South Korea and The Czech Republic, providing Edwards with a world class manufacturing capability.  This project has now been completed and Ron has therefore decided to pursue alternative opportunities.  Ron also oversaw a number of growth initiatives across the business; and was instrumental in preparing the technology team and platform for future growth.

Matthew Taylor, Chief Executive Officer, said “I would like to thank Ron for his significant contribution to the business during nearly four years with Edwards. He leaves us well prepared for future growth both in terms of our technology position and operational capability.  We wish him all the very best as he pursues other interests.”

Sia Abbaszadeh will assume responsibility for the technology team as Chief Technology and Marketing Officer, while Matthew Taylor will oversee Ron’s other responsibilities on an interim basis.  Edwards expects to make further announcements regarding operational management appointments in due course.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 600 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations: Ross Hawley Head of Investor Relations Edwards +44 (0) 1293 528844 investors@edwardsvacuum.com	Media Relations: Kim Hughes The Blueshirt Group +1 415 516-6187 kim@blueshirtgroup.com

Monica Gould The Blueshirt Group +1 212 871-3927 monica@blueshirtgroup.com

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 17, 2012	EDWARDS GROUP LIMITED

	By:	/s/ ADAM RAMSAY

	Name:	ADAM RAMSAY

	Title:	LEGAL DIRECTOR